SECURITIES AND EXCHANGE COMMISSION

Release No. IC-31959; File No. 812-14473

Leaning Pine II, L.L.C.; Notice of Application

January 15, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from all provisions of the Act and all rules and regulations thereunder.

Summary of Application: Applicant requests an order for an exemption from all provisions of the Act and all rules and regulations thereunder, as Applicant is essentially a closely-held private investment company formed for a limited purpose.

Applicant: Leaning Pine II, L.L.C. ("Applicant").

Filing Dates: The application was filed on May 26, 2015 and amended on October 22, 2015 and January 13, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on February 9, 2016, and should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington,

DC 20549-1090. Applicant: Leaning Pine II, L.L.C., 315 E. Commerce Street, Suite 300,

San Antonio, TX 78205.

<u>For Further Information Contact</u>: Vanessa M. Meeks, Senior Counsel, or Melissa R. Harke,

Branch Chief, at (202) 551-6825 (Chief Counsel's Office, Division of Investment Management).

<u>Supplementary Information</u>: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

<u>Applicant's Representations</u>:

1.   Applicant is a newly-formed Texas limited liability company. Applicant will be

capitalized with assets of individual members of the Hixon family (the "Family") and other

Family Members (as defined below) so that it may serve as a non-charitable endowment for

Hobo Lake Club Incorporated ("Hobo Lake Club"), a non-profit corporation organized by the

Family, which owns a lakeside property and lodge in Plum Lake, Vilas County, Wisconsin and

operates as a recreation club for its members. The land held by Hobo Lake Club was first

acquired by members of the Family approximately 100 years ago. As a non-profit corporation,

Hobo Lake Club does not have "owners" in the common sense, but instead has "members."

Under Hobo Lake Club's bylaws, members are limited to lineal descendants of Joseph M. Hixon

and Irene C. Hixon.

2.   As used herein, "Family Members" refers to (i) the descendants (including

adopted descendants) of Joseph M. Hixon (deceased) and Irene C. Hixon (deceased); (ii) spouses

and former-spouses of any individuals described in clause (i) above; (iii) one descendant of a former spouse who will be admitted as a member of Applicant upon the effectiveness of the Shareholder Agreement (as defined below) and his descendants (including adopted descendants); and (iv) trusts, partnerships and other entities established for the exclusive benefit of, or exclusively owned by, any individuals described in clause (i), (ii) or (iii) above.

3.   Applicant anticipates that upon its capitalization Applicant will have approximately 120 members, all of whom will be Family Members. These approximately 120 members will include several trusts for the benefit of individuals who are also members individually. Applicant will be capitalized exclusively by the contribution of a portion of dividend proceeds payable to various Family Members by Hixon Properties Incorporated ("Hixon Properties"), a private company that owns and invests primarily in real estate and related ventures that is controlled by Family Members, such dividend proceeds to be contributed to Applicant pursuant to an agreement (the "Shareholder Agreement") among Applicant, Hixon Properties and Applicant's members.

4.   Membership interests in Applicant ("Interests") have not been and will not be offered or sold to the public. Applicant's operating agreement (the "LLC Agreement") includes a restriction on transfers that prohibits members from transferring Interests to anyone other than Family Members. As a result of this restriction on transfers, no trading market will exist for the Interests. Additionally, any new member (i.e. other than by transfer) is also required to be a shareholder of Hixon Properties, whose shares are subject to transfer restrictions similar to those in the LLC Agreement (and applicant will further prohibit admittance of non-Family Members other than upon a transfer of shares of Hixon Properties subject to the Shareholder Agreement by a Member of Applicant to a non-Family Member).

5.   Under the LLC Agreement, Applicant's purpose is to serve as a source of funding for Hobo Lake Club, and Applicant is expressly authorized to make distributions to Hobo Lake Club for the operations, maintenance and improvement of Hobo Lake Club's properties. Applicant is not intended to be utilized as a wealth-creation vehicle for its members. Rather, pursuant to the Shareholder Agreement and consistent with Applicant's limited purpose of serving as a source of funding for Hobo Lake Club, contributions of dividend proceeds from Hixon Properties will cease once Applicant's assets reach $4,500,000 (as adjusted for changes in the consumer price index) (the "Funding Threshold"), which is a level of funding that is intended, along with other funding resources, to be sufficient to support Hobo Lake Club.

6.   Applicant will be managed by a body of at least three managers (the "Managers"), each of whom must be a Family Member. Election or removal of a Manager requires the action of Applicant's members holding a majority of the Interests. The Managers may be reimbursed for expenses incurred on behalf of Applicant, but may only receive compensation for their service as Managers in excess of such reimbursements with the consent of the members holding at least 60% of the Interests, which compensation shall not include performance fees or other performance-based compensation.

7.   Applicant's assets will be comprised of investments in individual securities and investment funds. The Managers will engage investment advisers registered with the Commission to carry out Applicant's investment policy (the "Policy").

8.   The highest priority of the Policy is to ensure funding for Hobo Lake Club. The registered investment advisers engaged by Applicant will be required to operate within the guidelines established by the Policy and assume a moderate risk posture. Management fees charged must be reasonable and customary, and no performance fees will be permitted.

9.	The Managers will supervise all advisers engaged by Applicant and will review Applicant's investment portfolio quarterly to ensure compliance with the Policy. All advisers will be required to provide reports to the Managers at least quarterly. Applicant will provide reports to its members at least annually. On a portfolio-wide basis, the registered investment advisers engaged by Applicant will be subject to quantitative asset allocation, portfolio quality and diversification standards, which will be established by the Managers.

Applicant's Legal Analysis:

1.	Applicant is seeking an order pursuant to section 6(c) of the Act for an exemption from all of the provisions of the Act and all rules and regulations thereunder. Applicant submits that section 3(c)(1) of the Act evidences the intention of Congress to exclude "private" investment companies from the scope of the Act. Under section 6(c) of the Act, the Commission may exempt any person, security, or transaction from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicant submits that the requested exemption from all provisions of the Act and all rules and regulations thereunder meets these standards, as Applicant is essentially a closely-held private investment company formed for a limited purpose.

2.	Applicant states that similarly situated companies can typically rely on section 3(c)(1) of the Act for an exclusion from registration under the Act. Section 3(c)(1) excepts from the definition of "investment company" any issuer whose outstanding securities are beneficially owned by not more than 100 persons and which is not making and does not presently propose to make a public offering of its securities. Applicant submits that, as contemplated, there will be over 100 initial investors in Applicant, and the number of members is likely to increase in the future as Interests are passed down to younger generations, meaning it would not qualify for the exception under section 3(c)(1).

3. Applicant submits that the exemption requested is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicant further submits that the exemption requested is consistent with relief granted by the Commission to other private investment companies that have more than 100 beneficial owners and that are substantially owned and controlled by a single family or that were formed for the limited purpose of aggregating and holding funds pending utilization of those funds by a related private enterprise.

4. Applicant submits that one of the key purposes of the Act is the mitigation of the conflicts of interest between fund investors and the management of the fund. Applicant submits that, in its case, sufficient safeguards exist to protect its investors and such safeguards are consistent with those implemented by similarly situated entities for which relief has previously been granted.

Applicant's Conditions:

Applicant agrees that the order of the Commission granting the requested relief shall be subject to the following conditions, which conditions shall continue for so long as Applicant seeks to rely on such relief:

1. Interests have not been and will not be offered or sold to the public. The LLC Agreement includes a restriction on transfers that prohibits members from transferring Interests to anyone other than Family Members. Additionally, any new member (i.e. other than by transfer) is also required to be a shareholder of Hixon Properties, whose shares are subject to transfer restrictions similar to those in the LLC Agreement. Applicant will further prohibit

admittance of non-Family Members other than upon a transfer of shares of Hixon Properties subject to the Shareholder Agreement by a Member of Applicant to a non-Family Member.

2.	Applicant will be managed by Managers, each of whom will be a Family Member.

3.	Applicant's Managers will engage only Commission-registered investment advisers and will meet no less frequently than quarterly to review Applicant's investment portfolio to ensure compliance with the Policy.

4.	Applicant will not modify its purpose as set forth in the LLC Agreement.

5.	Applicant will not knowingly make available to any broker or dealer registered under the Securities Exchange Act of 1934, as amended, any financial information concerning Applicant for the purpose of knowingly enabling such broker or dealer to initiate any regular trading market in the Interests.

6.	Applicant will provide each member of Applicant annual financial statements audited by an independent public accountant registered with, and subject to regular inspection by, the Public Company Accounting Oversight Board at such times as Applicant's assets, as reflected on Applicant's year-end balance sheet prepared in accordance with generally accepted accounting principles, equal or exceed $1,000,000. With respect to any year for which audited annual financial statements are not provided in accordance with the foregoing limitation, Applicant will provide unaudited annual financial statements to each member of Applicant.

7.   Applicant will comply with the provisions set forth in subparagraphs (A)(i) and (B)(i) of section 12(d)(1) of the Act, as if Applicant were an investment company relying on the exemption set forth in section 3(c)(1) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary